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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                        For the month of September, 2005

                        Commission File Number: 333-07654


                                  ENDESA, S.A.
                 (Translation of Registrant's Name into English)

                              Ribera del Loira, 60
                               28042 Madrid, Spain
                     (Address of principal executive office)


     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
                      Form 20-F    |X|     Form 40-F    |_|

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                          Yes      |_|         No       |X|

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                          Yes      |_|         No       |X|

    Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the
      Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
                                  Act of 1934:
                          Yes      |_|         No       |X|

  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A
                                                        ---

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           Endesa Asks The EU Commission to Assume Jurisdiction in the
      Concentration Operation Launched by Gas Natural; More than one third of Endesa's turnover is generated in EU member countries outside Spain

     NEW YORK--(BUSINESS WIRE)--Sept. 22, 2005--Endesa (NYSE:ELE) has requested that the European Commission assume jurisdiction over the Endesa/Gas Natural concentration operation pursuant to article 5 of EU regulation governing concentrations between undertakings and the Commission Notice on Calculation of Turnover published in Official Journal 66 on March 2, 1988.
     Endesa considers that the take-over bid launched by Gas Natural is a concentration between undertakings of community dimension. In accordance with accounting principles currently in force and the interpretation criteria established by the Commission, the financial information published by the Company for last year shows that Endesa's turnover gives the concentration a community dimension under current regulations governing concentrations. The parties involved, Endesa and Gas Natural, together have a global turnover of over Euro 5 billion and each generates turnover of over Euro 250 million within the European Union. Based on this criteria, the operation can be deemed to be of "community interest" and should fall under Community jurisdiction. Neither can the concentration be deemed an exception to the general rule, as no more than two-thirds of Endesa's turnover in the EU is generated in any member state. Endesa's turnover in Spain does not exceed 66.6% of its community turnover.

     * This document may contain certain forward-looking statements regarding anticipated financial and operating results and statistics that are subject to risks and uncertainties as well as to material risks, changes and other factors which may be difficult to predict, including, without limitation, those factors described in the Documento de Registro de Acciones of Endesa filed within the Comision Nacional del Mercado de Valores and in the Form 20-F of Endesa filed within the Securities and Exchange Commission, both for the fiscal year ended December 31, 2004. For all of these forward-looking statements, we claim the protection of the safe harbour for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.


    CONTACT: Endesa
             North America Investor Relations Office,
             Alvaro Perez de Lema, 212-750-7200
             http://www.endesa.es


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        ENDESA, S.A.

Dated: September 22nd , 2005                By: /s/ Alvaro Perez de Lema
                                                --------------------------
                              Name: Alvaro Perez de Lema
                              Title: Manager of North America Investor Relations